

August 14, 2012

Mr. Ryan A. Murr
Ropes & Gray LLP
Three Embarcadero Center
San Francisco, CA 94111-4006

Re: Apricus Biosciences, Inc.
       File No. 0-22245

Dear Mr. Murr:

In your letter dated August 8, 2012 you note that Apricus Biosciences, Inc. filed a Current Report on Form 8-K on July 13, 2012 to announce its July 12, 2012 acquisition of Finesco. You note that Finesco is a foreign business as that term is defined in Rule 1-02(l) of Regulation S-X and is greater than 50% significant. You also note that Rule 3-05 of Regulation S-X requires Apricus to file two years of pre-acquisition audited financial statements of Finesco. For the reasons more fully described in your response, you request that we not object to Apricus management's request to file 10.5 months of pre-acquisition audited financial statements of Finesco in lieu of the two years ended December 31, 2011 required by Rule 3-05 of Regulation S-X. You note that the 10.5 month period Apricus's management proposes includes the period from May 16, 2011 to December 31, 2011 and the 3 months ended March 31, 2012.

We are unable to grant your request. We do not believe that your proposal to substitute an audit of the three months ended March 31, 2012 for the audited financial statements for the year ended December 31, 2010 and the period from January 1, 2011 to May 16, 2011 represents substantial compliance with the requirements of Rule 3-05 Regulation S-X. We encourage Apricus to timely file the Finesco financial statements it is able to obtain in order to provide investors with information about the significant acquired business. If Apricus is unable to comply with the requirements of Rule 3-05 of Regulation S-X, please see the discussion about the implications for securities offerings and Securities Act registration statements in Section 2050 of the Division's Financial Reporting Manual, which can be accessed using this link:
http://sec.gov/divisions/corpfin/cffinancialreportingmanual.pdf#page=234

If you have any questions concerning this letter, please call me at 202.551.3516.

Sincerely,

Todd E. Hardiman
Associate Chief Accountant